UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2013
Commission File Number  000-50112

RepliCel Life Sciences Inc.
(Translation of registrant’s name into English)

2020 – 401 West Georgia Street, Vancouver, British Columbia  Canada  V6B 5A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

BRITISH COLUMBIA
ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

RepliCel Life Sciences Inc. (the “Company”)
Suite 2020 – 401 West Georgia Street
Vancouver, BC V6B 5A1

Item 2.	Date of Material Change

April 10, 2013

Item 3.	News Release

News Release dated April 10, 2013 was disseminated via Marketwire on April 10, 2013.

Item 4.	Summary of Material Change

The Company announced that it closed a private placement financing (the “Financing”) pursuant to which it issued 1,643,555 units at a price of CAD$0.31 per unit for gross proceeds of CAD$509,502.

Each unit issued consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CAD$0.50 per share for a period of 24 months from the closing of the Financing.

All securities issued in connection with the Financing are subject to a hold period in accordance with applicable Canadian and United States securities laws.  Proceeds of the Financing will be used for general working capital requirements.

Item 5.	Full Description of Material Change

5.1      Full Description of Material Change

See attached news release.

5.2      Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

David Hall, President and Director 604.248.8730

Item 9.	Date of Report

April 11, 2013

NEWS RELEASE

RepliCel Announces Closing of Private Placement

VANCOUVER, BC – April 10, 2013 - RepliCel Life Sciences Inc. (the “Company” or “RepliCel”) (OTCBB: REPCF and CNSX: RP) is pleased to announce the closing of a private placement financing (the “Financing”), pursuant to which it has issued 1,643,555 units at a price of CAD$0.31 per unit for gross proceeds of CAD$509,502.

Each unit issued consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CAD$0.50 per share for a period of 24 months from the closing of the Financing.

All securities issued in connection with the Financing are subject to a hold period in accordance with applicable Canadian and United States securities laws.  Proceeds of the Financing will be used for general working capital requirements.

None of the securities sold in the Financing have been or will be registered under the United States Securities Act of 1933, as amended (the “Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act.

On Behalf of the Board of Directors,
Peter Jensen, Chairman of the Board

For more information please contact:

Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com
www.replicel.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.

/s/ Gemma Fetterley
Gemma Fetterley
VP Finance and Corporate Secretary
Date:  April 12, 2013